OMB APPROVAL
OMB Number: 3235-0167
Expires: October 31, 2004
Estimated average burden
hours per response 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11314

LTC Properties, Inc.

(Exact name of registrant as specified in its charter)

22917 Pacific Coast Hwy, Suite 350, Malibu, California 90265, (310) 455-6010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.5% Series A Cumulative Preferred Stock, par value $0.01 per share
9.0% Series B Cumulative Preferred Stock, par value $0.01 per share
Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share
8.5% Series E Cumulative Convertible Preferred Stock, par value $0.01 per share
8.0% Series F Cumulative Preferred Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, LTC Properties, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 2, 2004	By:	/s/ Wendy L. Simpson

Wendy L. Simpson
Vice Chairman and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.